FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

October 10, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

30% REVENUE GROWTH IN FIRST HALF OF 2008

Moscow, Russia – August 28, 2008 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the second quarter and half-year ended June 30, 2008.

Highlights of the first half of 2008:

•                  Revenue growth in all segments

•                  Group revenue up 30.0% to US$1,492.1 million

•                  Gross profit increased 24.5% to US$470.4 million

•                  Operating income rose 16.3% to US$126.0 million

•                  Net income increased 19.4% to US$78.6 million

•                  EBITDA(1) increased 24.9% to US$183.8 million

•                  EPS increased to $1.79 from $1.50

“I am pleased with the results we achieved in the second quarter of 2008 and first half of the year,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer. “Strong performance across each of our businesses drove overall sales growth of 25.6% for the second quarter and 30.0% for the first half of the year versus the comparable periods in 2007. Despite the uncertain macroeconomic environment and the dramatic worldwide increase in food prices, our business remains very solid and our position continues to improve.”

“Our dairy business delivered 23.8% sales growth in the second quarter versus the same period in 2007. Despite the slowdown in market growth we continued to improve our market share in all of our business units”, pointed out Mr. Maher. “Due to company-wide measures undertaken by us, our gross margin in Dairy improved sequentially to 30.1% in the second quarter from 26.4% in the first quarter of 2008. Our baby food business continued its impressive growth with sales increasing 63.4% in the second quarter versus the same period in 2007, outpacing market growth and strengthening our leading market share position. Gross margin in Baby Food in the second quarter of 2008 stood at 45.9%, up from 45.6% in the second quarter of 2007. Our beverage business achieved 19.3% growth in sales in the second quarter of 2008 versus the same period in 2007. Gross margin for the beverage business remained solid at 38.0% in the second quarter.

“Group gross profit for the second quarter grew 23.0% over the same period last year driven by improved cost structure and enhanced efficiency. EBITDA for the second quarter increased 21.2% over the same period last year.”

(1)   Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators for the first half and 2Q 2008 vs. 2007

	1H2008	1H2007	Change	2Q2008	2Q2007	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln	US$ ‘mln

Sales	1,492.1	1,147.8	30.0%	760.1	605.0	25.6%
Dairy	1,105.4	858.4	28.8%	550.0	444.2	23.8%
Beverages	259.0	212.1	22.1%	142.1	119.2	19.3%
Baby Food	127.7	77.3	65.1%	68.0	41.6	63.4%
Gross profit	470.4	377.8	24.5%	250.9	203.9	23.0%
Selling and distribution expenses	241.1	185.9	29.7%	131.1	103.8	26.2%
General and administrative expenses	96.8	86.3	12.2%	54.7	44.6	22.8%
Operating income	126.0	108.4	16.3%	62.6	56.9	10.0%
Financial expenses, net	11.8	12.5	(5.9)%	8.4	6.8	23.9%
Net income	78.6	65.8	19.4%	36.7	33.7	8.8%
EBITDA	183.8	147.2	24.9%	93.1	76.8	21.2%
CAPEX excluding acquisitions	112.1	69.1	62.2%	62.2	45.4	37.0%

Dairy

Sales in the Dairy Segment increased 28.8% to US$1,105.4 million in the first six months of 2008 from US$858.4 million in the same period of 2007. The growth was organic, driven by pricing and offset somewhat by decline in volume. The average dollar selling price rose 37.0% to US$1.40 per kg in the first six months of 2008 from US$1.02 per kg in the same period of 2007 driven primarily by average ruble price growth. Our raw milk purchasing price grew 48.6% year-on-year in ruble terms (61.9% in US dollar terms) in the first six months of 2008. Despite such a sharp rise in raw milk prices the gross margin in the Dairy Segment decreased relatively slightly to 28.3% from 29.9% in the first six months of 2007. The gross margin in the Dairy segment improved to 30.1% the second quarter 2008 from 26.4% in the first quarter 2008.

Beverages

Sales in the Beverages Segment increased 22.1% to US$259.0 million in the first six months of 2008 from US$212.1 million in the same period last year, driven mainly by a healthy balance of price, volume and mix. The average selling price increased 19.6% to US$0.98 per liter in the first six months of 2008 from US$0.82 per liter in the first six months of 2007. The gross margin in the Beverages Segment decreased to 38.0% in the first six months of 2008 from 40.8% in the first six months of 2007, due to continued concentrate cost pressure. Apple concentrate purchasing price grew 92.2% in the first six months of 2008 compared to the same period last year. Despite such a sharp rise in raw material costs, the gross margin in Beverages remained solid at 38.0% in the second quarter of 2008, and in line with two previous quarters, due to improved product mix and efficiency.

Baby Food

Sales in the Baby Food Segment increased 65.1% to US$127.7 million in the first six months of 2008 from US$77.3 million in the same period last year. This was driven by a healthy balance of volume and pricing. The average selling price rose 31.4% to US$2.42 per kg in the first six months of 2008 from US$1.84 per kg in the first six months of 2007. The gross margin in the Baby Food Segment increased to 46.7% in the first six months of 2008 from 45.3% in the first six months of 2007.

Key Cost Elements

In the first six months of 2008, selling and distribution expenses as a percentage of sales remained flat at 16.2% compared to the same period of 2007. General and administrative expenses as a percentage of sales decreased to 6.5% in the first six months of 2008 from 7.5% in the same period of 2007.

Operating profit increased 16.3% to US$126.0 million in the first six months of 2008. EBITDA grew 24.9% to US$183.8 million.

In the first six months of 2008, net financial expenses decreased 5.9% year-over-year to US$11.8 million, as a result of foreign currency gains. In the first six months of 2008 foreign currency gains amounted to US$11.3 million compared to US$5.6 million for the same period of 2007.

Income tax expenses totalled US$32.9 million in the first six months of 2008 compared to US$28.5 million in the first six months of 2007. Our effective tax rate decreased to 28.8% in the first six months of 2008 from 29.7% in the same period of 2007.

Net Income

Net income increased 19.4% to US$78.6 million in the first six months of 2008 from US$65.8 million in the first six months of 2007.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	6 months ended		6 months ended
	June 30, 2008		June 30, 2007
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	78.6	5.3%	65.8	5.7%
Add: Depreciation and amortization	57.8	3.9%	38.8	3.4%
Add: Income tax expense	32.9	2.2%	28.5	2.5%
Add: Interest expense	25.0	1.7%	18.6	1.6%
Less: Interest income	(2.9)	(0.2)%	(1.7)	(0.1)%
Less: Currency remeasurement gains, net	(11.3)	(0.8)%	(5.6)	(0.5)%
Add: Bank charges	1.1	0.1%	1.1	0.1%
Add: Minority interest	2.8	0.2%	1.6	0.1%
Add:(Gain)/Loss on sales/purchase of currency	(0.2)	(0.01)%	0.1	0.01%

EBITDA	183.8	12.3%	147.2	12.8%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	June 30, 2008	December 31, 2007*
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$148,280	$33,452
Trade receivables, net	182,698	157,608
Inventory	310,896	261,254
Taxes receivable	57,259	65,689
Advances paid	53,536	43,924
Deferred tax asset	30,418	17,479
Other current assets	17,117	13,252
Total current assets	800,204	592,658

Non-current assets:
Property, plant and equipment, net	850,747	767,654
Intangible assets	39,857	34,015
Goodwill	134,251	129,391
Deferred tax asset – long-term portion	1,813	2,947
Other non-current assets	10,729	6,437
Total non-current assets	1,037,397	940,444
Total assets	$1,837,601	$1,533,102

* Balance sheet as of December 31, 2007 presented herein has been derived from the audited financial statement at that date.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

(Continued)

	June 30, 2008	December 31, 2007*
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$164,851	$130,729
Advances received	12,244	13,626
Short-term debt(1)	258,020	405,274
Taxes payable	28,790	14,351
Accrued liabilities	49,824	51,877
Other payables	62,059	40,349
Total current liabilities	575,788	656,206

Long-term liabilities:
Long-term debt	410,308	140,553
Other long-term payables	13,417	18,346
Deferred taxes – long-term portion	35,477	31,011
Total long-term liabilities	459,202	189,910

Total liabilities	1,034,990	846,116

Minority interest	17,324	13,862

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at June 30, 2008 and December 31, 2007	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	143,752	110,171
Retained earnings	447,495	368,913
Total shareholders’ equity	785,287	673,124

Total liabilities and shareholders’ equity	$1,837,601	$1,533,102

* Balance sheet as of December 31, 2007 presented herein has been derived from the audited financial statement at that date.

 (1) Reclassification of a specific nature

In March and April 2008, the Company placed a third series of bonds on the Moscow Inter-bank Currency Exchange (MICEX) with a total nominal value of 5 billion rubles ($213.2 million at the exchange rate as at June 30, 2008). The bonds are due on March 2013. Bondholders have a put option exercisable on March 6th, 2009, at 100% of nominal value plus accrued interest. The Company classifies bonds as current debt until expiration of the put option in March 2009. In the consolidated balance sheet included in the press release for 1Q 2008, the bonds were classified as long term debt.

This change in classification of the bonds has no effect on previously reported net income.

Condensed Consolidated Statements of Operations and

 Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Six months ended June 30,
	2008	2007

Sales	$1,492,052	$1,147,786
Cost of sales	(1,021,644)	(769,966)
Gross profit	470,408	377,820
Selling and distribution expenses	(241,098)	(185,880)
General and administrative expenses	(96,831)	(86,310)
Other operating income and expenses, net	(6,471)	2,741
Operating income	126,008	108,371
Financial income and expenses, net	(11,785)	(12,524)
Income before provision for income taxes and minority interest	114,223	95,847
Provision for income taxes	(32,885)	(28,463)
Minority interest	(2,756)	(1,589)
Net income	$78,582	$65,795
Other comprehensive income
Currency translation adjustment	33,581	10,338
Comprehensive income	$112,163	$76,133
Net income per share - basic and diluted	$1.79	$1.50
Weighted average number of shares outstanding	44,000,000	44,000,000

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Six months ended
	June 30,
	2008	2007
Cash flows from operating activities:
Net income	$78,582	$65,795
Adjustments to reconcile net income to net cash provided by operating activities	46,188	34,704
Changes in operating assets and liabilities	(14,832)	9,822
Total cash provided by operating activities	109,938	110,321

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(526)	(19,432)
Cash paid for property, plant and equipment	(98,348)	(63,824)
Cash invested in short-term bank deposits and other current assets	—	(12,496)
Other investing activities	2,457	2,006
Net cash used in investing activities	(96,417)	(93,746)

Cash flows from financing activities:
Proceeds from bonds and notes payable, net of debt issuance costs	208,068	150,340
Short-term loans and notes, net	(65,107)	(119,874)
Repayment of long-term loans and notes	(304,967)	(1,560)
Proceeds from long-term loans, net of debt issuance costs	265,757	5,869
Repayment of long-term payables	(6,100)	(7,584)
Total cash provided by financing activities	97,651	27,191

Impact of exchange rate differences on cash and cash equivalents	3,656	1,270
Net change in cash and cash equivalents	114,828	45,036
Cash and cash equivalents, at beginning of period	33,452	40,310
Cash and cash equivalents, at the end of period	$148,280	$85,346

- Ends -

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 19,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2008, Standard & Poor’s Governance Services assigned on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”, which makes the Company’s score the highest rating in Russia. The increase in the score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

WIMM-BILL-DANN ANNOUNCES

REVENUE GROWTH OF 35%

IN FIRST QUARTER 2008

Moscow, Russia – June 06, 2008 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the quarter ended March 31, 2008.

•                  Group sales rose 34.8% year-on-year to US$731.9 million

•                  Gross profit increased 26.2% to US$219.5 million

•                  Operating income increased 23.2% to US$63.4 million

•                  EBITDA(2) increased 29.0% to US$90.7 million

•                  Net income increased 30.6% to US$41.9 million

Commenting on first quarter 2008 results, Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer said: “We are pleased with the very solid performance we achieved this quarter, in particular our sales growth of 34.8% on a year-over-year basis.”

“Our baby food business continued its impressive growth with sales increasing 67.1% year-on-year, outpacing market growth and strengthening our leading market share position. Gross margin for the baby food business strengthened as well, increasing to 47.5% in the first quarter, up from 44.8% for the same period last year. Our beverage business achieved 25.8% growth in sales year-on-year. Finally, our dairy business delivered 34.1% growth in the first quarter in comparison to the same period last year. Despite the challenging raw materials pricing environment that continued well into the first quarter, gross margin was relatively stable at 26.4% in comparison with 26.9% lasting the fourth quarter of 2007.”

“Group gross profit for the first quarter 2008 grew 26.2% over the same period last year driven by a healthier product mix and higher sales. EBITDA increased 29.0% over the same period last year. Our EBITDA margin rebounded from last quarter to 12.4%, an improvement of 193 basis points, despite challenging raw materials pricing environment.”

“In conclusion, I would like to emphasise, that despite the raw material cost environment which continued well into the first months of the year, the first quarter was a very solid start to 2008.”

(2) Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators of 1Q 2008

	1Q2008	1Q2007	Change
	US$ ‘mln	US$ ‘mln

Sales	731.9	542.8	34.8%
Dairy	555.4	414.2	34.1%
Beverages	116.8	92.9	25.8%
Baby Food	59.7	35.7	67.1%
Gross profit	219.5	173.9	26.2%
Selling and distribution expenses	110.0	82.0	34.1%
General and administrative expenses	42.1	41.7	0.8%
Operating income	63.4	51.4	23.2%
Financial income and expenses, net	3.4	5.7	(41.2)%
Net income	41.9	32.1	30.6%
EBITDA	90.7	70.4	29.0%
CAPEX excluding acquisitions	49.9	23.7	100.5%

Dairy

Sales in the Dairy Segment increased 34.1% to US$555.4 million in the first quarter of 2008 from US$414.2 million in the first quarter of 2007 driven mainly by selling price increases. The average dollar selling price rose 34.9% to US$1.36 per 1 kg in the first quarter of 2008 from US$1.01 per 1 kg in the first quarter of 2007 driven mainly by the average ruble price growth. Our raw milk purchasing price grew 62.3% year-on-year in ruble terms (76.2% in US dollar terms) in the first quarter of 2008. The gross margin in the Dairy Segment decreased to 26.4% from 29.2% in the first quarter 2007, but despite such a sharp rise in raw milk prices decreased only slightly from 26.9% in the fourth quarter 2007.

Beverages

Sales in the Beverage Segment grew 25.8% to US$116.8 million in the first quarter of 2008 compared to US$92.9 million in the first quarter of 2007 driven primarily by product mix and selling price increases. The average selling price increased 27.1% to US$1.02 per liter in the first quarter of 2008 from US$0.81 per liter in the first quarter of 2007. The gross margin in the Beverage Segment decreased to 38.0% from 39.9% year-on-year, due to rising raw materials cost pressure, which commenced in the latter part of 2007. Apple concentrate purchasing price almost doubled in the first quarter of 2008 compared to the same period last year. Despite such a sharp rise in raw material costs, gross margin in the first quarter 2008 remained in line with the fourth quarter 2007.

Baby Food

Sales in the Baby Food Segment grew 67.1% to US$59.7 million in the first quarter of 2008 from US$35.7 million in the first quarter of 2007. This increase was driven mainly by improved mix, volume growth and selling price increases. The average selling price rose 31.2% to US$2.42 per 1 kg in the first quarter of 2008 from US$1.84 per 1 kg in the first quarter of 2007. This increase was driven mainly by a healthier mix and the ruble price growth. The gross margin in the Baby Food Segment increased to 47.5% from 44.8% driven by constantly improving sales mix.

Key Cost Elements

In the first quarter of 2008, selling and distribution expenses as a percentage of sales remained almost flat at 15.0% comparing to 15.1% in the first quarter of 2007. General and administrative expenses as a percentage of sales decreased to 5.8% in the first quarter of 2008 from 7.7% in the same period of 2007.

Operating profit increased 23.2% to US$63.4 million in the first quarter of 2008. EBITDA grew 29.0% to US$90.7 million.

Net financial expenses during the first quarter of 2008 decreased 41.2% to US$3.4 million compared to US$5.7 million in the same period of 2007. This was mainly a result of increased foreign currency gain. In the first quarter of 2008 foreign currency gain amounted to US$9.0 million compared to US$3.2 million for the same period of 2007.

Income tax expenses totalled US$17.2 million in the first quarter of 2008 compared to US$13.1 million in the first quarter of 2007. The effective tax rate remained 28.7%.

Net Income

Net income increased 30.6% to US$41.9 million in the first quarter of 2008 from US$32.1 million in the first quarter of 2007.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	3 months ended		3 months ended
	March 31, 2008		March 31, 2007
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	41.9	5.7%	32.1	5.9%
Add: Depreciation and amortization	27.3	3.7%	19.0	3.5%
Add: Income tax expense	17.2	2.3%	13.1	2.4%
Add: Interest expense	12.6	1.7%	9.3	1.7%
Less: Interest income	(0.8)	(0.1)%	(0.9)	(0.2)%
Less: Currency remeasurement gains, net	(9.0)	(1.2)%	(3.2)	(0.6)%
Add: Bank charges	0.8	0.1%	0.5	0.1%
Add: Minority interest	0.9	0.1%	0.5	0.1%
Add:(Gain)/Loss on sales/purchase of currency	(0.2)	(0.03)%	(0.05)	(0.01)%

EBITDA	90.7	12.4%	70.4	13.0%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance. In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP. Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods

Consolidated Balance Sheets (unaudited)

(Amounts in thousands of U.S. dollars)

	March 31, 2008	December 31, 2007

ASSETS
Current assets:
Cash and cash equivalents	$204,349	$33,452
Trade receivables, net	196,153	157,608
Inventory	262,880	261,254
Taxes receivable	67,924	65,689
Advances paid	48,969	43,924
Net investment in direct financing leases	1,153	1,349
Deferred tax asset	20,187	17,479
Other current assets	12,929	11,903
Total current assets	814,544	592,658

Non-current assets:
Property, plant and equipment, net	810,785	767,654
Intangible assets	37,204	34,015
Goodwill	133,918	129,391
Net investment in direct financing leases – long-term portion	927	972
Long-term investments	0	38
Deferred tax asset – long-term portion	2,470	2,947
Other non-current assets	6,035	5,427
Total non-current assets	991,339	940,444
Total assets	$1,805,883	$1,533,102

Wimm-Bill-Dann Foods

Consolidated Balance Sheets (unaudited)

(continued)

	March 31, 2008	December 31, 2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$127,271	$130,729
Advances received	11,157	13,626
Short-term loans	95,528	98,819
Long-term loans – current portion	6,252	6,455
Current portion of long-term bonds payable	300,000	300,000
Taxes payable	20,180	14,351
Accrued liabilities	56,987	51,877
Government grants – current portion	81	77
Dividends payable	—	116
Other payables	52,102	40,156
Total current liabilities	669,558	656,206

Long-term liabilities:
Long-term loans	45,840	34,631
Long-term notes payable(1)	280,664	105,922
Other long-term payables	13,395	17,372
Government grants – long-term portion	1,000	974
Deferred taxes – long-term portion	34,258	31,011
Total long-term liabilities	375,157	189,910

Total liabilities	1,044,715	846,116

Minority interest	15,431	13,862

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at March 31, 2008 and December 31, 2007	29,908	29,908
Share premium account	164,132	164,132
Retained earnings	410,809	368,913
Accumulated other comprehensive income:
Currency translation adjustment	140,888	110,171
Total shareholders’ equity	745,737	673,124

Total liabilities and shareholders’ equity	$1,805,883	$1,533,102

(1) Reclassification of a specific nature

In March and April 2008, the Company placed a third series of bonds on the Moscow Inter-bank Currency Exchange (MICEX) with a total nominal value of 5 billion rubles ($213.2 million at the exchange rate as at June 30, 2008). The bonds are due on March 2013. Bondholders have a put option exercisable on March 6th, 2009, at 100% of nominal value plus accrued interest. The Company classifies bonds as current debt until expiration of the put option in March 2009. In the consolidated balance sheet included in the press release for 1Q 2008, the bonds were classified as long term debt.

This change in classification of the bonds has no effect on previously reported net income.

Wimm-Bill-Dann Foods

Consolidated Statements of Income and

Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2008	2007

Sales	$731,930	$542,792
Cost of sales	(512,402)	(368,867)
Gross profit	219,528	173,925
Selling and distribution expenses	(110,029)	(82,046)
General and administrative expenses	(42,083)	(41,731)
Other operating incomes and expenses, net	(4,020)	1,297
Operating income	63,396	51,445
Financial income and expenses, net	(3,379)	(5,742)
Income before provision for income taxes and minority interest	60,017	45,703
Provision for income taxes	(17,195)	(13,132)
Minority interest	(926)	(489)
Net income	$41,896	$32,082
Other comprehensive income
Currency translation adjustment	30,717	6,250
Comprehensive income	$72,613	$38,332
Net income per share - basic and diluted	$0.95	$0.73
Weighted average number of shares outstanding	44,000,000	44,000,000

Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Three months ended March 31,
	2008	2007
Cash flows from operating activities:

Net income	$41,896	$32,082

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	926	489
Depreciation and amortisation	27,346	18,917
Currency remeasurement gain relating to bonds payable, long-term payables, investments in foreign subsidiaries, and fixed assets of foreign subsidiaries	(12,134)	(3,513)
Change in provision for obsolescence and net realizable value	(241)	(691)
Provision for doubtful accounts	791	1,536
(Gain) /loss on disposal of property, plant and equipment	1,073	(1,399)
Earned income on net investment in direct financing leases	(129)	(164)
Deferred tax benefit	387	270
Non-cash rental received	639	258
Accrual of tax contingent liability	118	908
Write off of long-term investments	29	11
Impairment of tangible assets and intangible assets	48	929
Write off of unrecoverable investments in direct finance lease	(207)	57
Amortization of bonds issue expenses	473	625

Changes in operating assets and liabilities net of acquisitions:
Inventory	9,928	35,690
Trade accounts receivable	(31,867)	(22,666)
Advances paid	(3,059)	176
Taxes receivable	790	5,030
Other current assets	(140)	3,079
Other long-term assets	(639)	—
Trade accounts payable	(8,773)	(1,694)
Advances received	(2,959)	(4,728)
Taxes payable	4,946	6,901
Accrued liabilities	1,814	4,147
Other current payables	12,346	4,614
Other long-term payables	—	(2,106)

Total cash provided by operating activities	$43,402	$78,758

Consolidated Statements of Cash Flows (unaudited)

(continued)

	Three months ended March 31,
	2008	2007
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(293)	$(5,118)
Proceeds from disposal of subsidiary	—	113
Cash paid for intangible assets and property, plant and equipment	(43,357)	(26,665)
Cash paid for acquisition of investments	—	(1,115)
Proceeds from disposal of property, plant and equipment	1,665	3,957
Cash paid for net investments in direct financing leases	—	(25)
Cash invested in short-term bank deposits	—	(22,798)
Total cash used in investing activities	(41,985)	(51,651)

Cash flows from financing activities:
Proceeds from long-term notes payable	166,188	151,061
Short-term loans and notes, net	(7,385)	(120,890)
Proceeds from long-term loans	10,458	1,612
Repayment of long-term loans	(1,706)	(904)
Repayment of long-term payables	(3,260)	(4,617)
Total cash provided by (used in) financing activities	164,295	26,262

Total cash used in operating, investing and financing activities	165,712	53,369
Impact of exchange rate differences on cash and cash equivalents	5,185	189
Net decrease in cash and cash equivalents	170,897	53,558
Cash and cash equivalents, at beginning of period	33,452	40,310
Cash and cash equivalents, at the end of period	$204,349	$93,868

 - Ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel +7 495 925 5805

Fax +7 495 9205 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 19,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2007, Standard & Poor’s Governance Services confirmed WBD’s Corporate Governance Score (CGS) 7+ (7.7 accordingly on the Russian national scale), which makes the Company’s score the highest rating in Russia. The increase in the score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CFO
Wimm-Bill-Dann Foods OJSC

Date:	October 10, 2008